SICHENZIA ROSS FRIEDMAN FERENCE LLP

1065 AVENUE OF THE AMERICAS NEW YORK NY 10018

TEL 212 930 9700 FAX 212 930 9725 EMAIL: INFO@SRFLLP.NET

October 12, 2004

VIA ELECTRONIC TRANSMISSION

Office of Small Business

United States Securities & Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Attn:	Jeffrey P. Riedler, Esq.

Assistant Director

Albert Lee, Esq.

Re:	Vertical Health Solutions, Inc. (the “Company”)

SEC File Number 333-119495

Amendment No. 1 to Form SB-2 Registration Statement

Gentlemen:

We are in receipt of your letter of October 8, 2004, and, on behalf of the Company, we respond as follows:

1. We have revised the Selling Stockholder table to clarify that additional shares are being registered on behalf of the named selling stockholder. The shares set forth in the table reflect the number of shares to be issued based upon the current stock price. An amended page reflecting the change is attached hereto for your review.

2. As I discussed with Mr. Lee today, since Laurus Master Fund, Ltd. is contractually limited to hold no more than 4.99% of the Company’s stock at any time, we do not believe disclosure is required in the beneficial ownership table.

3. We hereby confirm that the selling stockholder is not a broker-dealer of an affiliate of a broker-dealer.

4. We have revised the registration statement to include the requested disclosure. An amended page reflecting the change is attached hereto for your review.

If you have any further comments please call me or Gregory Sichenzia at 212-930-9700. Our facsimile number is 212-930-9725.

Sincerely,

/s/ THOMAS A. ROSE
Thomas A. Rose

cc: Mr. Stephen M. Watters